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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*



                              Lawson Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   520780 1 07
                   ------------------------------------------
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















SEC 1745 (10-88)

----------------------------                                         -----------
CUSIP NO.    520780 1 07              13G                              PAGE 2
----------------------------                                         -----------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON            S.S. OR I.R.S IDENTIFICATION NO.
                                                OF ABOVE PERSON

         TA IX L.P.                                          04-3520503
         TA/Atlantic & Pacific IV L.P.                       04-3465628
         TA Executives Fund LLC                              04-3398534
         TA Investors LLC                                    04-3395404
         TA Subordinated Debt Fund L.P.                      04-350699
--------------------------------------------------------------------------------
 2       CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]

                                                                         (b) [_]

--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         TA IX L.P.                                          Delaware
         TA/Atlantic & Pacific IV L.P.                       Delaware
         TA Executives Fund LLC                              Delaware
         TA Investors LLC                                    Delaware
         TA Subordinated Debt Fund L.P.
--------------------------------------------------------------------------------
                           5       SOLE VOTING POWER

    NUMBER OF                      TA IX L.P.                       6,054,177
                                   TA/Atlantic & Pacific IV L.P.    1,513,544
                                   TA Executives Fund LLC              48,434
      SHARES                       TA Investors LLC                   121,083
                                   TA Subordinated Debt Fund L.P.           0
                           -----------------------------------------------------
   BENEFICIALLY            6       SHARED VOTING POWER

                                                  N/A
     OWNED BY
                           -----------------------------------------------------
                           7       SOLE DISPOSITIVE POWER
       EACH
                                   TA IX L.P.                       6,054,177
                                   TA/Atlantic & Pacific IV L.P.    1,513,544
    REPORTING                      TA Executives Fund LLC              48,434
                                   TA Investors LLC                   121,083
                                   TA Subordinated Debt Fund L.P.           0
                          -----------------------------------------------------
       WITH               8        SHARED DISPOSITIVE POWER

                                                N/A

--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         TA IX L.P.                                                 6,054,177
         TA/Atlantic & Pacific IV L.P.                              1,513,544
         TA Executives Fund LLC                                        48,434
         TA Investors LLC                                             121,083
         TA Subordinated Debt Fund L.P.                                     0
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         TA IX L.P.                                                     6.49%
         TA/Atlantic & Pacific IV L.P.                                  1.62%
         TA Executives Fund LLC                                         0.05%
         TA Investors LLC                                               0.13%
         TA Subordinated Debt Fund L.P.                                 0.00%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         Each entity is a Limited Partnership

--------------------------------------------------------------------------------
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                    PAGE 3

ITEM 1 (a)        NAME OF ISSUER: Lawson Software, Inc.
                  .
ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
                  OFFICES:

                  380 Saint Peter Street
                  St. Paul, MN  55102

ITEM 2 (a)        NAME OF PERSON FILING:

                  TA IX L.P.
                  TA/Atlantic and Pacific IV L.P.
                  TA Executives Fund LLC
                  TA Investors LLC
                  TA Subordinated Debt Fund L.P.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (c)        CITIZENSHIP: Not Applicable

ITEM 2 (d)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)        CUSIP NUMBER: 520780 1 07

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES
                  13D-1 (b) OR 13D-2 (b), CHECK WHETHER THE
                  PERSON FILING IS A: Not Applicable

ITEM 4            OWNERSHIP

ITEM 4 (a)        AMOUNT BENEFICIALLY OWNED:                    COMMON STOCK
                                                                ------------
                   TA IX L.P.                                          6,054,177
                   TA/Atlantic and Pacific IV L.P.                     1,513,544
                   TA Executives Fund LLC                                 48,434
                   TA Investors LLC                                      121,083
                   TA Subordinated Debt Fund L.P.                              0

ITEM 4 (b)         PERCENT OF CLASS                             PERCENTAGE
                                                                ----------
                   TA IX L.P.                                              6.49%
                   TA/Atlantic and Pacific IV L.P.                         1.62%
                   TA Executives Fund LLC                                  0.05%
                   TA Investors LLC                                        0.13%
                   TA Subordinated Debt Fund L.P.                          0.00%

ITEM 4 (c)        NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                   (i)    SOLE POWER TO VOTE OR DIRECT
                          THE VOTE:                             COMMON STOCK
                                                                ------------
                   TA IX L.P.                                          6,054,177
                   TA/Atlantic and Pacific IV L.P.                     1,513,544
                   TA Executives Fund LLC                                 48,434
                   TA Investors LLC                                      121,083
                   TA Subordinated Debt Fund L.P.                              0

                   (ii)   SHARED POWER TO VOTE OR DIRECT
                          THE VOTE:                                   N/A
                   (iii)  SOLE POWER TO DISPOSE OR DIRECT
                          THE DISPOSITION:                      COMMON STOCK
                                                                ------------
                   TA IX L.P.                                          6,054,177
                   TA/Atlantic and Pacific IV L.P.                     1,513,544
                   TA Executives Fund LLC                                 48,434
                   TA Investors LLC                                      121,083
                   TA Subordinated Debt Fund L.P.                              0

                   (iv)   SHARED POWER TO DISPOSE OR DIRECT
                          THE DISPOSITION                            N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  This schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10           CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA IX L.P., TA/Atlantic & Pacific IV L.P., TA Executives Fund LLC, TA Investors LLC, and TA Subordinate Debt Fund L.P. hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Lawson Software, Inc.

Dated:

TA IX L.P.

By:  TA Associates IX LLC, its General Partner
By:  TA Associates, Inc. its Manager

By:
     ------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA/ATLANTIC AND PACIFIC IV L.P.

By:  TA Associates AP IV L.P., its General Partner
By:  TA Associates, Inc. its General Partner

By:
     ------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:  TA Associates, Inc., its Manager

By:
     ------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:  TA Associates, Inc., its Manager

By:
     ------------------------------------------------
     Thomas P. Alber, Chief Financial Officer

TA Subordinated Debt Fund L.P.

By:  TA Associates SDF LLC, its General Partner
By:  TA Associates, Inc., its Manager

By:
     ------------------------------------------------
     Thomas P. Alber, Chief Financial Officer